UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 16, 2011.

Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements for the quarter ended June 30, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: August 17, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated August 16, 2011

2.	Condensed Interim Consolidated Financial Statements as of June 30, 2011.

Exhibit 1

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2011 RESULTS

Backlog of orders increased to $5.65 billion;
Revenues at $692 million; Net income at $38.9 million;
Diluted net earnings per share at $0.90

Haifa, Israel, August 16, 2011 – Elbit Systems Ltd. (the “Company”) (NASDAQ and TASE: ESLT), the international defense electronics company, today reported its consolidated financial results for the second quarter ended June 30, 2011.

In this release, the Company is providing its US-GAAP ("GAAP") results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: "We are encouraged by the continued growth in our backlog over the past five quarters, which is further highlighted by the Company's growth in revenues. The geographical diversity in our revenues attests to the success of our strategy to broaden our geographic diversity and continue to develop target markets, specifically in countries with growing defense budgets in Asian Pacific and Latin America, and that helps to compensate for the decline in other markets around the globe. These factors, in addition to the progress achieved in incorporating recently acquired companies, and the encouraging results of our R&D efforts, provide a solid basis for the continued growth of the Company.”

Second quarter 2011 results:

Revenues were $691.6 million in the second quarter of 2011, as compared to $603.3 million in the second quarter of 2010. The leading contributors to the Company's revenues were the C4I systems and Airborne areas of operations.

Gross profit was $200.5 million (29.0% of revenues) in the second quarter of 2011, as compared to $183.6 million (30.4% of revenues) in the second quarter of 2010. The reduced gross profit rate was mainly a result of a mix of programs sold during the second quarter of 2011.

Research and development expenses, net were $55.4 million (8.0% of revenues) in the second quarter of 2011, as compared to 56.8 million (9.4% of revenues) in the second quarter of 2010.

Marketing and selling expenses were $57.4 million (8.3% of revenues) in the second quarter of 2011, as compared to $50.3 million (8.3% of revenues) in the second quarter of 2010.

General and administrative expenses were $35.1 million (5.1% of revenues) in the second quarter of 2011, as compared to $32.1 million (5.3% of revenues) in the second quarter of 2010.

Operating Income was $52.6 million (7.6% of revenues), compared to $49.1 million (8.1% of revenues) in the second quarter of 2010.

Financial expenses, net were $9.4 million in the second quarter of 2011, as compared to $1.0 million in the second quarter of 2010. Financial expenses were comparatively higher in the second quarter of 2011 due to currency hedging related expenses as well as due to higher expenses related to the increased net debt of the Company.

Taxes on income were $5.4 million (effective tax rate of 12.4%) in the second quarter of 2011, as compared to taxes on income of $6.5 million (effective tax rate of 13.5%) in the second quarter of 2010.

Other income, net in the second quarter of 2010 reflected a net gain of $4.8 million related to the revaluation of the previously held Azimuth Technologies Ltd. shares at the acquisition date due to its accounting treatment as a business combination achieved in stages.

Equity in net earnings of affiliated companies and partnerships was $2.4 million (0.3% of revenues) in the second quarter of 2011, as compared to $5.4 million (0.9% of revenues) in the second quarter of 2010.

Net income attributable to non-controlling interests was $1.5 million in the second quarter of 2011, as compared to $2.3 million in the second quarter of 2010.

Net income attributable to the Company's ordinary shareholders in the second quarter of 2011 amounted to $38.9 million (5.6% of revenues), as compared to $44.8 million (7.4% of revenues) for the second quarter of 2010.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $0.90 for the second quarter of 2011, as compared with $1.04 for the second quarter of 2010.

The Company’s backlog of orders increased to $5,649 million as of June 30, 2011, as compared with $5,446 million as of December 31, 2010 and $5,358 million as of June 30, 2010. Approximately 78% of the backlog relates to orders outside of Israel. Approximately 62% of the Company's backlog as of June 30, 2011, is scheduled to be performed during the second half of 2011 and in 2012.

Operating cash flow was $23.3 million during the first half of 2011, as compared to $101.6 million in the first half of 2010. The reduction in operating cash flow was mainly a result of reduced net profit, increased inventories and increased trade receivables.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by our management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.  In the Company's non-GAAP presentation below, the Company made the following adjustments: (1) amortization of purchased intangible assets, (2) significant reorganization, restructuring and other related expenses, (3) impairment of investments, including impairment of auction rate securities, (4) gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up) and (5) the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2011	2010	2011	2010	2010

GAAP gross profit	386.2	368.1	200.5	183.6	797.9
Adjustments:
Amortization of purchased intangible assets	15.5	9.0	7.9	4.7	25.0
Reorganization, restructuring and other related expenses(1)	-	-	-	-	12.8
Non-GAAP gross profit	401.7	377.1	208.4	188.3	835.7
Percent of revenues	30.6%	30.9%	30.1%	31.2%	31.3%

GAAP operating income	93.6	98.3	52.6	49.1	207.4
Adjustments:
Amortization of intangible assets	28.4	21.5	14.4	11.0	47.7
Reorganization, restructuring and other related expenses(1)	-	-	-	-	16.4
Impairment of investments(2)	-	0.7	-	0.7	1.3
Gain from changes in holdings(3)	-	(4.8)	-	(4.8)	(4.8)
Non-GAAP operating income	121.9	115.7	67.0	56.0	268.0
Percent of revenues	9.3%	9.5%	9.7%	9.3%	10.0%

GAAP net income attributable to Elbit Systems’ shareholders	66.8	94.6	38.9	44.8	183.5
Adjustments:
Amortization of intangible assets	28.4	21.5	14.4	11.0	47.7
Reorganization, restructuring and other related expenses(1)	-	-	-	-	16.4
Impairment of investments(2)	0.5	0.7	0.5	0.7	1.3
Gain from changes in holdings(3)	-	(17.6)	-	(4.8)	(17.6)
Related tax benefits	(6.7)	(2.4)	(3.4)	(3.0)	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	89.0	96.8	50.4	48.7	222.4
Percent of revenues	6.8%	7.9%	7.3%	8.1%	8.3%

Non-GAAP diluted net EPS	2.06	2.24	1.16	1.13	5.14

(1)
Adjustment of reorganization, restructuring and other related expenses in 2010, were mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL.

(2)	Adjustment of impairment in 2011 was due to investments in ARS and CDO marketable secutrities and during 2010 due to impairment of ICI intangible assets.
(3)	Adjustment of gain from changes in holdings in 2010 included income of $12.8 million before tax from the sale of Mediguide shares and a gain of $4.8 million from a "step-up" in an investment in 2010.

Recent Events:

On May 17, 2011, the Company announced that it was awarded a contract valued at $32.7 million to supply an Asian army with advanced training systems for its armor and infantry forces. The project will be performed over the next three years.

On May 18, 2011, the Company announced that it was awarded a contract to supply an Asian country with dozens of CoMPASSTM (Compact Multi Purpose Advanced Stabilized System) payloads for maritime patrol aircraft. The Asian country, which operates one of the largest maritime patrol fleets in the world, has selected the CoMPASSTM payload as a solution to protect its coastlines. The contract, valued at approximately $20 million, is scheduled to be completed within two years.

On May 24, 2011, the Company announced that it was awarded a contract valued at approximately $18.6 million to upgrade the Romanian Air Forces' C-130 transport aircraft. According to the agreement, the    C-130 aircraft will be installed with various types of advanced electronic systems, including those produced by Elbit Systems' wholly owned subsidiary - Elisra Electronic Systems Ltd. ("Elisra").

On June 19, 2011, the Company announced  that its subsidiary Elisra, was awarded a contract valued at approximately €5 million to supply hundreds of units of its AN/PRC-684 Personal Locator Beacon (formerly SPLB) to the French Ministry of Defense, equipping the French Air Force, Army, Navy and DGA (Direction generale de l'armement ). The project will be performed within 24 months.

On June 22, 2011, the Company announced that it was awarded a contract valued in excess of $15 million by Elettronica S.p.A to participate in a program to supply the ELT/572 DIRCM (Directed Infra-Red Countermeasures) system for installation on various platforms of the Italian Air Force, including the C130J, C27J and AW101. The contract will be performed over the next three years.

On July 25, 2011, the Company announced that it was awarded a $40 million order by the Israel Ministry of Defense for the follow-on Digital Army Program (DAP). The total value of this phase of the program is approximately $300 million and the additional orders are due to be received subsequently. The program will be performed over several years.

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the second quarter of 2011. The dividend’s record date is August 30, 2011, and the dividend will be paid on September 12, 2011, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will also be hosting a conference call later today, August 16, 2011 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condensed consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30 2011	December 31 2010
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$68,830	$151,059
Short-term bank deposits and trading marketable securities	32,353	63,486
Trade and unbilled receivables, net	743,246	702,364
Other receivables and prepaid expenses	196,843	166,124
Inventories, net of customers advances	738,872	665,270
Total current assets	1,780,144	1,748,303

Investment in affiliated companies, partnership and other companies	92,586	88,116
Available for sale marketable securities	6,130	7,179
Long-term trade and unbilled receivables	108,832	90,343
Long-term bank deposits and other receivables	45,715	44,401
Deferred income taxes, net	28,686	29,892
Severance pay fund	319,355	302,351
	601,304	562,282

Property, plant and equipment, net	529,050	503,851
Goodwill and other intangible assets, net	791,327	796,664
Total assets	$3,701,825	$3,611,100

Liabilities and Shareholders' Equity

Short-term bank credit and loans	$36,223	$15,115
Current maturities of long-term loans and Series A Notes	41,098	43,093
Trade payables	322,381	360,736
Other payables and accrued expenses	663,609	645,146
Customer advances in excess of costs incurred on contracts in progress	395,320	302,691
	1,458,631	1,366,781

Long-term loans, net of current maturities	354,862	292,039
Series A Notes and convertible debentures, net of current maturities	247,019	273,357
Accrued termination liabilities	418,661	395,303
Deferred income taxes and tax liabilities, net	52,864	55,936
Customer advances in excess of costs incurred on contracts in progress	144,266	177,191
Other long-term liabilities	55,224	45,042
	1,272,896	1,238,868

Elbit Systems Ltd.'s shareholders' equity	943,281	966,693
Non-controlling interests	27,017	38,758
Total shareholders' equity	970,298	1,005,451
Total liabilities and shareholders' equity	$3,701,825	$3,611,100

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
Revenues	1,311,890	1,221,478	691,632	603,277	2,670,133
Cost of revenues	925,710	853,372	491,097	419,716	1,872,263
Gross profit	386,180	368,106	200,535	183,561	797,870

Operating expenses:
Research and development, net	109,603	109,511	55,389	56,846	234,131
Marketing and selling	112,428	104,931	57,441	50,336	229,942
General and administrative	70,595	60,141	35,085	32,056	131,200
Other income, net	-	(4,756)	-	(4,756)	(4,756)
	292,626	269,827	147,915	134,482	590,517

Operating income	93,554	98,279	52,620	49,079	207,353

Financial expenses, net	(20,012)	(4,137)	(9,350)	(1,002)	(21,251)
Other income, net	374	13,089	180	108	13,259
Income before taxes on income	73,916	107,231	43,450	48,185	199,361
Income taxes	10,719	16,816	5,419	6,489	24,037
	63,197	90,415	38,031	41,696	175,324

Equity in net earnings of affiliated companies and partnership	6,151	9,301	2,400	5,389	19,343
Net income	69,348	99,716	40,431	47,085	194,667

Less: net income attributable to non-controlling interests	(2,524)	(5,155)	(1,536)	(2,306)	(11,169)
Net income attributable to Elbit Systems Ltd.'s shareholders	66,824	94,561	38,895	44,779	183,498
Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:
Basic net earnings per share	1.56	2.22	0.91	1.05	4.30
Diluted net earnings per share	1.55	2.19	0.90	1.04	4.25
Weighted average number of shares used in computation of basic earnings per share	42,756	42,611	42,780	42,645	42,645
Weighted average number of shares used in computation of diluted earnings per share	43,232	43,257	43,248	43,234	43,217

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six Months Ended June 30,		Year Ended December 31
	2011	2010	2010
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	69,348	99,716	194,667
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,632	60,988	132,141
Write-off impairment	520	717	1,284
Stock based compensation	599	2,604	5,211
Amortization of Series A Notes discounts and related issuance costs	247	25	168
Deferred income taxes and reserve, net	(7,426)	(9,029)	(28,162)
Gain on sale of property, plant and equipment	(690)	(698)	(2,600)
Gain on sale of investment	-	(18,713)	(19,151)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	7,956	(929)	(8,418)
Change in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(87,410)	(3,980)	(84,708)
Increase in inventories, net	(72,966)	(44,993)	(49,724)
Increase (decrease) in trade payables, other payables and accrued expenses	(20,493)	6,163	76,383
Severance, pension and termination indemnities, net	5,464	(212)	4,160
Increase (decrease) in advances received from customers	53,533	9,968	(36,396)
Net cash provided by operating activities	23,314	101,627	184,854

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(73,444)	(67,484)	(138,644)
Acquisitions of subsidiaries and business operations (Schedule A)	(12,173)	(34,566)	(229,556)
Investments in affiliated companies and other companies	(6,919)	(59)	(4,956)
Proceed from sale of property, plant and equipment	4,983	5,139	11,841
Proceed from sale of investments	-	12,751	27,941
Investment in long-term deposits	(589)	(8,302)	(14,484)
Proceeds from sale of long-term deposits	3,600	15,020	30,240
Investment in short-term deposits and available for sale securities	(85,486)	(48,248)	(189,345)
Proceeds from sale of short-term deposits and available for sale securities	115,706	64,264	252,550
Net cash used in investing activities	(54,322)	(61,485)	(254,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	2,514	2,908	3,590
Purchase of non-controlling interests	(71,000)	-	-
Repayment of long-term bank loans	(65,085)	(243,525)	(488,657)
Proceeds from long-term bank loans	126,410	55,000	387,692
Proceeds from issuance of Series A Notes	-	283,213	283,213
Series A Notes issuance costs	-	(2,163)	(2,530)
Dividends paid	(30,836)	(32,503)	(63,137)
Tax benefit in respect of options exercised	-	-	710
Repayment of Series A Notes	(32,211)	-	-
Purchase of convertible debentures	(2,121)	-	-
Change in short-term bank credit and loans, net	21,108	-	(40,972)
Net cash provided by (used in) financing activities	(51,221)	62,930	79,909

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(82,229)	103,072	10,350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	151,059	140,709	140,709
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	68,830	243,781	151,059
* Dividend received from affiliated companies and partnership	14,107	8,372	10,925

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUE BY AREAS OF OPERATION:

	Six Months Ended June 30				Three Months Ended June 30
	2011		2010		2011		2010
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	459.6	35.0	358.1	29.3	209.7	30.3	178.3	29.6
Land systems	183.2	14.0	218.6	17.9	99.8	14.4	103.9	17.2
C4ISR systems	469.3	35.8	407.3	33.3	275.6	39.8	200.8	33.3
Electro-optics	137.1	10.5	168.2	13.8	72.3	10.5	86.5	14.3
Other (mainly non-defense engineering and production services)	62.7	4.7	69.3	5.7	34.2	5.0	33.8	5.6
Total	1,311.9	100.0	1,221.5	100.0	691.6	100.0	603.3	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Six Months Ended June 30				Three Months Ended June 30
	2011		2010		2011		2010
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	356.0	27.1	276.3	22.6	185.9	26.9	133.5	22.1
United States	427.1	32.6	401.8	32.9	218.0	31.5	214.1	35.5
Europe	241.0	18.4	273.8	22.4	129.8	18.8	117.6	19.5
Other countries	287.8	21.9	269.6	22.1	157.9	22.8	138.1	22.9
Total	1,311.9	100.0	1,221.5	100.0	691.6	100.0	603.3	100.0

Exhibit 2

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2011
(Unaudited)
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2011
(Unaudited)
(In thousands of U.S. dollars)

C O N T E N T S

P a g e

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to the Consolidated Financial Statements	8 - 16

#   #   #   #   #   #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands)

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$68,830	$151,059
Short-term bank deposits and trading marketable securities	32,353	63,486
Trade and unbilled receivables, net	743,246	702,364
Other receivables and prepaid expenses	196,843	166,124
Inventories, net of customer advances	738,872	665,270
Total current assets	1,780,144	1,748,303

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	92,586	88,116
Available for sale marketable securities	6,130	7,179
Long-term trade and unbilled receivables	108,832	90,343
Long-term bank deposits and other receivables	45,715	44,401
Deferred income taxes, net	28,686	29,892
Severance pay fund	319,355	302,351
	601,304	562,282

PROPERTY, PLANT AND EQUIPMENT, NET	529,050	503,851

GOODWILL	498,705	483,071

OTHER INTANGIBLE ASSETS, NET	292,622	313,593

	$3,701,825	$3,611,100

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands, except share data)

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$36,223	$15,115
Current maturities of long-term loans and Series A Notes	41,098	43,093
Trade payables	322,381	360,736
Other payables and accrued expenses	663,609	645,146
Customers advances in excess of costs incurred on contracts in progress	395,320	302,691
Total current liabilities	1,458,631	1,366,781

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	354,862	292,039
Series A Notes and convertible debentures, net of current maturities	247,019	273,357
Accrued termination liability	418,661	395,303
Deferred income taxes and tax liability, net	52,864	55,936
Customers advances in excess of costs incurred on contracts in progress	144,266	177,191
Other long-term liabilities	55,224	45,042
	1,272,896	1,238,868

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized – 80,0000 shares as of June 30, 2011 and December 31, 2010; Issued 43,203,349 and 43,102,261 shares as of June 30, 2011 and December 31, 2010, respectively; Outstanding 42,794,428 and 42,693,340 shares as of June 30, 2011 and December 31, 2010, respectively	12,079	12,050
Additional paid-in capital	229,536	281,594
Treasury shares - 408,921 shares as of June 30, 2011 and December 31, 2010	(4,321)	(4,321)
Accumulated other comprehensive loss	(25,831)	(18,460)
Retained earnings	731,818	695,830
Total Elbit Systems Ltd. shareholders' equity	943,281	966,693
Non-controlling interests	27,017	38,758
	970,298	1,005,451

Total liabilities and shareholders' equity	$3,701,825	$3,611,100

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)		(Audited)

Revenues	$1,311,890	$1,221,478	$691,632	$603,277	$2,670,133
Cost of revenues	925,710	853,372	491,097	419,716	1,872,263
Gross profit	386,180	368,106	200,535	183,561	797,870

Operating expenses:
Research and development, net	109,603	109,511	55,389	56,846	234,131
Marketing and selling	112,428	104,931	57,441	50,336	229,942
General and administrative	70,595	60,141	35,085	32,056	131,200
Other income, net	-	(4,756)	-	(4,756)	(4,756)
Total operating expenses	292,626	269,827	147,915	134,482	590,517

Operating income	93,554	98,279	52,620	49,079	207,353
Financial expenses, net	(20,012)	(4,137)	(9,350)	(1,002)	(21,251)
Other income, net	374	13,089	180	108	13,259
Income before taxes on income	73,916	107,231	43,450	48,185	199,361
Taxes on income	10,719	16,816	5,419	6,489	24,037
	63,197	90,415	38,031	41,696	175,324
Equity in net earnings of affiliated companies and partnership	6,151	9,301	2,400	5,389	19,343
Consolidated net income	69,348	99,716	40,431	47,085	194,667
Less: net income attributable to non-controlling interests	(2,524)	(5,155)	(1,536)	(2,306)	(11,169)
Net income attributable to Elbit Systems Ltd.'s shareholders	$66,824	$94,561	$38,895	$44,779	$183,498

Earnings per share attributable to Elbit Systems Ltd.'s shareholders
Basic net earnings per share	$1.56	$2.22	$0.91	$1.05	$4.30

Diluted net earnings per share	$1.55	$2.19	$0.90	$1.04	$4.25

Number of shares used in computation of basic net earnings per share	42,756	42,611	42,780	42,645	42,645

Number of shares used in computation of diluted net earnings per share	43,232	43,257	43,248	43,234	43,217

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share and share data)

	Number of Outstanding Shares	Share Capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non- controlling interest	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2010	42,530,895	$ 12,006	$ 272,127	$ (22,413)	$ 575,469	$ (4,321)	$ 24,326	$ 857,194
Exercise of options	162,445	44	3,546	-	-	-	-	3,590
Stock-based compensation	-	-	5,211	-	-	-	-	5,211
Tax benefit in respect of options exercised	-	-	710	-	-	-	-	710
Dividends paid	-	-	-	-	(63,137)	-	-	(63,137)
Fair value of non-controlling interests related to the acquisition of ITL	-	-	-	-	-	-	4,298	4,298
Other comprehensive income, net of tax:
Unrealized gain on derivative instruments, net of $308 tax expense	-	-	-	6,668	-	-	119	6,787	$ 6,787
Foreign currency translation differences	-	-	-	2,991	-	-	(1,154)	1,837	1,837
Unrealized pension loss, net of $1,119 tax income	-	-	-	(2,781)	-	-	-	(2,781)	(2,781)
Unrealized loss on available for sale securities, net of $990 tax income	-	-	-	(2,925)	-	-	-	(2,925)	(2,925)
Net income attributable to non-controlling interests	-	-	-	-	-	-	11,169	11,169	11,169
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	183,498	-	-	183,498	183,498
Total comprehensive income									$ 197,585
Balance as of December 31, 2010	42,693,340	$ 12,050	$ 281,594	$ (18,460)	$ 695,830	$ (4,321)	$ 38,758	$ 1,005,451
Exercise of options	101,088	29	2,485	-	-	-	-	2,514
Stock based compensation	-	-	599	-	-	-	-	599
Dividends paid	-	-	-	-	(30,836)	-	-	(30,836)
Purchase of subsidiaries shares from non-controlling interest	-	-	(57,001)	-	-		(16,064)	(73,065)
Sale of non-controlling interest of subsidiary	-	-	1,859	-	-	-	206	2,065
Other comprehensive income, net of tax:
Unrealized loss derivative instruments, net of $171 tax income	-	-	-	(6,081)	-	-	-	(6,081)	$ (6,081)
Foreign currency translation differences	-	-	-	(185)	-	-	1,593	1,408	1,408
Unrealized pension loss, net of $211 tax expense	-	-	-	(890)	-	-	-	(890)	(890)
Unrealized loss on available for sale securities, net of $437 tax income	-	-	-	(215)	-	-	-	(215)	(215)
Net income attributable to non-controlling interests	-	-	-	-	-	-	2,524	2,524	2,524
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	66,824	-	-	66,824	66,824
Total comprehensive income									$ 63,570
Balance as of June 30, 2011 (Unaudited)	42,794,428	$ 12,079	$ 229,536	$ (25,831)	$ 731,818	$ (4,321)	$ 27,017	$ 970,298

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Six Months Ended June 30,		Year Ended December 31
	2011	2010	2010
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$69,348	$99,716	$194,667
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,632	60,988	132,141
Write-off impairment	520	717	1,284
Stock based compensation	599	2,604	5,211
Amortization of Series A Notes discount and related issuance costs	247	25	168
Deferred income taxes and reserve, net	(7,426)	(9,029)	(28,162)
Gain on sale of property, plant and equipment	(690)	(698)	(2,600)
Gain on sale of investment	-	(18,713)	(19,151)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	7,956	(929)	(8,418)
Change in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(87,410)	(3,980)	(84,708)
Increase in inventories, net	(72,966)	(44,993)	(49,724)
Increase (decrease) in trade payables, other payables and accrued expenses	(20,493)	6,163	76,383
Severance, pension and termination indemnities, net	5,464	(212)	4,160
Increase (decrease) in advances received from customers	53,533	9,968	(36,396)
Net cash provided by operating activities	23,314	101,627	184,854

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(73,444)	(67,484)	(138,644)
Acquisitions of subsidiaries and business operations (Schedule A)	(12,173)	(34,566)	(229,556)
Investments in affiliated companies and other companies	(6,919)	(59)	(4,956)
Proceed from sale of property, plant and equipment	4,983	5,139	11,841
Proceed from sale of investments	-	12,751	27,941
Investment in long-term deposits	(589)	(8,302)	(14,484)
Proceeds from sale of long-term deposits	3,600	15,020	30,240
Investment in short-term deposits and available for sale securities	(85,486)	(48,248)	(189,345)
Proceeds from sale of short-term deposits and available for sale securities	115,706	64,264	252,550
Net cash used in investing activities	(54,322)	(61,485)	(254,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	2,514	2,908	3,590
Purchase of non-controlling interests	(71,000)	-	-
Repayment of long-term bank loans	(65,085)	(243,525)	(488,657)
Proceeds from long-term bank loans	126,410	55,000	387,692
Proceeds from issuance of Series A Notes	-	283,213	283,213
Series A Notes issuance costs	-	(2,163)	(2,530)
Dividends paid	(30,836)	(32,503)	(63,137)
Tax benefit in respect of options exercised	-	-	710
Repayment of Series A Notes	(32,211)	-	-
Purchase of convertible debentures	(2,121)	-	-
Change in short-term bank credit and loans, net	21,108	-	(40,972)
Net cash provided by (used in) financing activities	(51,221)	62,930	79,909

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(82,229)	103,072	10,350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	151,059	140,709	140,709
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$68,830	$243,781	$151,059
* Dividend received from affiliated companies and partnership	$14,107	$8,372	$10,925

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	(Unaudited)		(Audited)

SCHEDULE A:
Acquisitions of subsidiaries and business operations (*)
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital (deficit), net (excluding cash and cash equivalents)	$306	$1,360	$(57,937)
Property, plant and equipment	1,938	1,565	56,233
Other long-term assets	-	1,157	16,008
Goodwill and other intangible assets	17,993	35,613	261,910
Deferred income taxes	(1,171)	(3,449)	(15,515)
Long-term liabilities	(6,873)	(1,680)	(26,845)
Non controlling interest	-	-	(4,298)
	$12,173	$34,566	$229,556

(*)	See Note 1(B), as well as Notes 1(D) and 1(E) in the annual audited consolidated financial statements as of December 31, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 1 -	GENERAL

A.
The accompanying interim condensed financial statements have been prepared in a condensed format as of June 30, 2011, and for the three and six months then ended in accordance with United States generally accepted accounting principles (“U.S. GAAP”) relating to the preparation of financial statements for interim periods. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. These condensed interim consolidated financial statements are unaudited and should be read in conjunction with the annual audited consolidated financial statements and accompanying notes as of December 31, 2010, included in the Company's annual report for the year ended December 31, 2010, filed on Form 20-F on March 14, 2011. The condensed interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature.

Operating results for the six-month period ended June 30, 2011, are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

	B.	During the first six months of 2011 the Company completed the following acquisitions:

(1)
On February 9, 2011, the Company completed its cash tender offer (the "Tender Offer") to purchase all of the ordinary shares of I.T.L Optronics Ltd. ("ITL"), which prior to the completion of the offer was a publicly traded company in Israel, held 87.85% by the Company. As a result, ITL became a private wholly-owned subsidiary. The total amount paid for the ITL shares, related to the offer, was approximately $5,900 (approximately $3.4 per share). As this was an equity transaction between the Company and ITL's non-controlling shareholders, the Company reduced its shareholders' equity for the excess cost over book value related to the minority interest in ITL.

(2)
On February 22, 2011, the Company acquired the remaining 30% of the shares of Elisra Electronic Systems Ltd. ("Elisra") held by Elta Systems Ltd. (“Elta”) for $67,500. Following the acquisition, Elisra became a wholly-owned subsidiary of the Company. As this was an equity transaction between the Company and Elisra's non-controlling shareholders, the Company reduced its shareholders' equity for the excess cost over book value related to the minority interest in Eisra. Subsequently, Elisra changed its name to Elbit Systems EW and SIGINT - Elisra Ltd.

(3)
On April 1, 2011, the Company acquired all of the shares of Elite Automotive Systems Ltd. ("Elite") for a purchase price of approximately $8,200. The Company allocated the acquired assets and liabilities assumed, based on a preliminary Purchase Price Allocation ("PPA") performed by an independent advisor.

(4)
On June 30, 2011, the Company completed the acquisition of C4 Security Ltd. ("C4") for a purchase price of approximately $10,900, of which approximately $6,900 is contingent consideration related to the occurrence of future events. The Company allocated the acquired assets and liabilities assumed, based on a preliminary PPA performed by an independent advisor.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.
The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual consolidated financial statements, except as detailed in Note 2(C).

	B.	USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	C.	REVENUE RECOGNITION – ARRANGEMENT WITH MULTIPLE DELIVERABLES

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a lesser extent, the Company provides support and services for such systems and products.

On January 1, 2011, the Company adopted a new accounting standard, ASU 2009-12, "Revenue Recognition – Multiple-Deliverable Revenue Arrangements", that principally revised accounting guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how consideration should be allocated. This standard applies to new or materially modified contracts entered into after January 1, 2011.The adoption of the revised accounting guidance did not have a material effect on the Company's financial results in the six-month period ended June 30, 2011. Further, had the Company earlier adopted the guidance at January 1, 2010, the guidance would not have a material effect on the Company's financial results in the six-month period ended June 30, 2010.

	D.	RECENTLY ISSUED ACCOUNTING STANDARDS

(1)
In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a non-financial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The Company will adopt ASU 2011-04 on January 1, 2012. The Company is currently evaluating ASU 2011-04 and has not yet determined the impact that adoption will have on its consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	D.	RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

(2)
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income", which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company will adopt ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The adoption of ASU 2011-05 is not expected to have a material impact on the Company's financial position or results of operations.

Note 3 -	INVENTORIES, NET OF ADVANCES

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
Cost incurred on long-term contracts in progress	$860,798	$763,791
Raw materials	97,849	82,236
Advances to suppliers and subcontractors	53,737	50,839
	1,012,384	896,866
Less -
Cost incurred on contracts in progress deducted from customer advances	71,835	55,957
Advances received from customers (*)	124,915	101,231
Provision for losses on long-term contracts	76,762	74,408
	$738,872	$665,270

(*) The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances.

Note 4 -	SERIES A NOTES AND CONVERTIBLE DEBENTURES

	June 30, 2011	December 31, 2010
Series A Notes(1)	$289,898	$309,946
Convertible debentures (2)	1,103	2,993
Less – Current maturities	(32,190)	(33,574)
Carrying amount adjustments on Series A Notes (*)	(10,040)	(4,011)
Discount on Series A Notes	(1,752)	(1,997)
	$247,019	$273,357

(*) As a result of fair value hedge accounting.
The carrying value of the Series A Notes is adjusted for changes in the interest rates.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 4 -	SERIES A NOTES AND CONVERTIBLE DEBENTURES (Cont.)

(1)
In June 2010, the Company issued Series A Notes in the aggregate principle amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020. During the period ended June 30, 2011, the Company recorded $3,023 as interest expenses. Amortization of discount and deferred financing costs amounted to $247 for the six-month period ended June 30, 2011. On June 30, 2011, the Company paid the first installment of approximately $32,200 (NIS 110 million) of the Series A Notes principle amount.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

On May 3, 2011, Midroog Ltd., an Israeli rating agency, announced in its annual rating report that it continued to assign an "Aa1" rating (local scale) to Series A Notes issued by the Company.

As of June 30, 2011, the fair value of the Series A Notes, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $282,302.

The Company also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions are entered. Both the debt and the swap instruments pay semi-annual coupons on June 30 and December 31. The purpose of these transactions is to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.457% at June 30, 2011) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

The gain or loss on the Series A Notes, attributable to the hedged benchmark interest rate risk (risk of change on the applicable NIS swap rate) and the offsetting gain or loss on the related interest rate swap for the period ended June 30, 2011 was $5,977, net.

	(2)	Convertible debentures were issued by ITL in July 2005. The convertible debentures bore a fixed interest of 4% per annum. The debentures were paid annually, and the last payment was in July 2011.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 5 -	COMPUTATION OF BASIC AND DILUTED NET EARNINGS PER SHARE

	Six months ended June 30, 2011 (Unaudited)			Six months ended June 30, 2010 (Unaudited)			Year ended December 31, 2010
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per share amount
Basic net earnings	$66,824	42,756	$1.56	$94,561	42,611	$2.22	$183,498	42,645	$4.30

Effect of dilutive securities:
Employee stock options	-	476		-	646		-	572
Diluted net earnings	$66,824	43,232	$1.55	$94,561	43,257	$2.19	$183,498	43,217	$4.25

	Three months ended June 30, 2011 (unaudited)			Three months ended June 30, 2010 (Unaudited)
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per share amount
Basic net earnings	$38,895	42,780	$0.91	$44,779	42,645	$1.05

Effect of dilutive securities:
Employee stock options	-	468		-	589
Diluted net earnings	$38,895	43,248	$0.90	$44,779	43,234	$1.04

Note 6 -	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the fair value of financial instruments as described in Note 2(AB) of its 2010 annual audited financial statements.

Assets and liabilities measured at fair value on a recurring basis and other level with the fair value hierarchy are summarized below:

	Fair value measurement at June 30, 2011 (Unaudited) using
Description of	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Debt securities:
ARS and CDOs	$-	$-	$6,130
Foreign currency forward and option contracts	-	24,279	172
Cross-currency interest rate swaps	-	23,862	-

Liabilities
Foreign currency derivative contracts	-	(14,623)	-
Total	$-	$33,518	$6,302

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 6 -	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

	Fair value measurement at December 31, 2010 using
Description of	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Debt securities:
Government bonds	$824	$-	$-
ARS and CDOs	-	-	7,179
Foreign currency option contracts	-	19,100	-
Cross currency interest rate swap	-	20,377	-
Liabilities
Foreign currency derivative contracts	-	(8,219)	(51)
Total	$824	$31,258	$7,128

The following table presents our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2011 (unaudited):

Level 3
Balance, at December 31, 2010	$7,128
Net change in fair value included in other comprehensive income	(306)
Other-than-temporary impairment recognized in earnings	(520)
Balance, at June 30, 2011	$6,302

For ARS and CDO debt securities, their fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value. The assumptions included among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments, and an estimated illiquidity discount due to extended redemption periods. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security.

Note 7 -	DERIVATIVE FINANCIAL INSTRUMENTS

Cash Flow Hedges – The Company use currency hedging contracts (forwards and options strategies) to limit exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily GBP and Euro. The Company also uses currency hedging contracts to hedge against anticipated costs to be incurred in a foreign currency, primarily NIS, and to limit its exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. The net gain (loss) on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues or operating expenses, as applicable, when the hedged exposure affects revenues or operating expenses, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain after a hedge is re-designated because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge is recognized immediately as financial expenses.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 7 -	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

Fair Value Hedges – Cross currency interest rate swaps under which the Company agrees to pay variable rates of interest are designated as fair value hedges of fixed-rate Senior A Notes denominated in NIS (see also Note 4(1)).

Derivative Instruments Not Designated has Hedges – The Company also uses certain derivative instruments, primarily foreign currency forward contracts and options, for risk management purposes but without electing any form of hedge accounting. Any gain or loss derived from such instruments is recognized immediately as financial income or expense.

A.
Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, respectively, the fair value of the Company's outstanding derivative instruments as of June 30, 2011 and December 31, 2010 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Derivatives designated as hedging instruments
Foreign exchange contracts (cash flow hedge)	$15,377	$16,897	$7,959	$5,509
Cross-currency interest rate swaps (fair value hedge)	23,862	20,377	-	-
	$39,239	$37,274	$7,959	$5,509
Derivatives not designated as hedging instruments
Foreign exchange contracts	8,902	2,044	6,664	2,710
Options exchange contracts	172	159	-	51
	$9,074	$2,203	$6,664	$2,761

(*) Presented as part of other assets
(**) Presented as part of other payables

B.	The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income as of June 30, 2011 and December 31, 2010, is summarized below:

	Net Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Net Gain (Loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Net Gain (Loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Derivatives designated as hedging instruments
Foreign exchange contracts	$3,256	$20,002	$9,567	$-	$(171)	$-
Others		-	-	10,115		2,034
	$3,256	$20,002	$9,567	$10,115	$(171)	$2,034
Derivatives not designated as hedging instruments
Foreign exchange contracts	$-	$-	$-	$-	$(4,253)	$751

(*) Presented as part of revenues/cost of sales
(**) Presented as part of financial expenses

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 8 -	COMMITMENTS AND CONTINGENT LIABILITIES

	A.	LEGAL CLAIMS

(1)
On April 8, 2011, the Company filed a claim against the Government of Georgia (the “Government”) in the High Court of Justice of the United Kingdom, in an amount of approximately $100,000.  The claim was filed as a result of the Government’s failure to pay amounts due to the Company in connection with deliverable items under several contracts signed in 2007.  Defense pleadings are anticipated to be filed in September 2011.

(2)
In December 2009, a claim in the amount of approximately $10,000 was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against two of the Company’s Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics Ltd. (“Kinetics”), as well as against one of the Company’s officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with the Company and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that the decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. The Company believes there is no merit to the allegations made in the claim, and the plaintiffs have responded accordingly to the Court. In March 2010, the Court requested the parties to attempt mediation, and a mediation process was not successful.  The Court has scheduled a hearing for October 2011.

(3)
In May 2009, the Company filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (“CSG”). The complaint seeks to recover approximately $16,000 that the Company believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (“Tadiran Communications”) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into the Company, and Tadiran Communications’ activities are currently performed as part of the Company’s wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In December 2009, the case was moved to the Federal Southern District of New York. In July 2010, the Court ordered the parties to continue discovery regarding the release and ruled that the meaning and scope of the release will be decided in a hearing on summary judgment rather than on a motion to dismiss.

(4)
Between 2007 and January 2010, various claims were filed in the U.S. District Court for the Southern District of New York (the “Federal SDNY”) and the Supreme Court of the State of New York, County of New York (“New York State Court”) by certain minority security holders of ImageSat International N.V. (“ImageSat”) against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), the Company, Elbit Systems Electro-Optics – Elop Ltd. (“Elop”) and certain current and former officers and directors of ImageSat. The former directors include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (currently the Company’s Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively), who at various times in the past served as Elop’s nominee to ImageSat’s board of directors. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claims alleged various causes of action and damages aggregating hundreds of millions of dollars,

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 8 -	COMMITMENTS AND CONTINGENT LIABILITIES

	A.	LEGAL CLAIMS

not all of which were alleged against the Company, Elop and/or each of the individual defendants. Currently, all of the above-mentioned claims have been dismissed by the Federal SDNY and the New York State Court (and applicable appellate courts) on the grounds of forum non-conveniens, except for two remaining proceedings in the New York State Court by certain of the plaintiffs, claiming a breach of the Security Holders Agreement between various security holders of ImageSat, including Elop, based on an alleged failure to appoint independent directors to the ImageSat board of directors. The Company and Elop believe such claims are baseless and have filed corresponding responses to the Court.

In April 2010, the Company and Elop were served with an Application to Approve a Derivative Action (the “Application”) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat. The Application named a number of respondents, including among others, ImageSat, IAI, Elop, the Company and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (the Company, Elop and the above-named former directors are referred to as the “Elbit Defendants”). The Application requested the Court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The nature of the allegations was substantially similar to those previously made by the applicants in various claims referred to above, made in the Federal SDNY and the New York State Court. The Elbit Defendants believe that there is no merit to the allegations made against them in this claim, and in July 2010, they filed motions to dismiss the Application on various grounds relating both to Netherland Antilles and Israeli law.  In May 2011, the Court granted the motions to dismiss the Application, and in June 2011 the applicants filed a notice of appeal to the Supreme Court of Israel.

IAI has agreed to indemnify the Company, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

(5)
The Company is involved in other legal proceedings from time to time. Based on the advice of legal counsel, management believes such current proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

	B.	COVENANTS

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of June 30, 2011, Elbit Systems and its subsidiaries were in full compliance with all covenants.

Note 9 -	SUBSEQUENT EVENTS

On July 31, 2011, the Company announced that ITL ceased to be a publicly traded company.

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